Exhibit 99.1

BROOKFIELD INFRASTRUCTURE PARTNERS L.P.

REPORT OF VOTING RESULTS

Special Meeting of Unitholders

October 14, 2026

National Instrument 51-102 – Section 11.3 (Canada)

A special meeting of unitholders of Brookfield Infrastructure Partners L.P. (the “Partnership”) was held on Wednesday, October 14, 2026 at 9:00 a.m. (Toronto time) (the “Meeting”). At the Meeting, unitholders holding 275,237,544 limited partnership units (“Units”), representing 60.13% of the Partnership’s 457,714,670 issued and outstanding Units on the record date for the Meeting, were represented in person or by proxy. Capitalized terms used herein but not otherwise defined have the meanings given to such terms in the joint management information circular of the Partnership and Brookfield Infrastructure Corporation dated August 26, 2026 (the “Circular”).

The following is a summary of the votes cast by holders of the Units represented at the Meeting.

BIP Transaction Resolutions

The BIP Transaction Resolutions, which include both the BIP Arrangement Resolution and BIP LPA Amendment Resolution as set out in the Circular as Appendix B, were approved by (i) a simple majority of the outstanding Units as of the close of business on the record date for the Meeting, and (ii) a simple majority of the votes cast by Minority Unitholders present in person or represented by proxy at the Meeting. In accordance with the BIP Limited Partnership Agreement, each Unit was entitled to one vote.

Management received the following proxies from the holders of Units on the BIP Arrangement Resolution:

	Votes For	%	Votes Against	%
Units	273,870,763	99.51%	1,338,891	0.49%
Minority Unitholders	268,459,996	99.50%	1,338,891	0.50%

Management received the following proxies from the holders of Units on the BIP LPA Amendment Resolution:

	Votes For	%	Votes Against	%
Units	273,910,809	99.53%	1,298,845	0.47%
Minority Unitholders	268,500,042	99.52%	1,298,845	0.48%

Other Business

There were no other matters coming before the Meeting that required a vote by the unitholders.

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	“Jane Sheere”
Name: Jane Sheere
Title: Corporate Secretary

Dated: October 14, 2026